UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        January         , 2004
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Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:



                    Item
                    ----

               1. Press Release, dated January 16, 2004, announcing sale of Registrant's Aluminum Wheels Business

                                                                          Item 1
[Desc Logo]
[Desc finalizes sale of Aluminum Wheels Business]

Contacts:
---------


  Marisol Vazquez Mellado                      Maria Barona
  Jorge F. Padilla                             Melanie Carpenter
  Tel: (5255) 5261-8044                        Phone: 212-406-3690
  jorge.padilla@desc.com.mx                    desc@i-advize.com
  www.desc.com.mx
  ---------------

                             DESC FINALIZES SALE OF
                            ALUMINUM WHEELS BUSINESS

Mexico City, January 16, 2004 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) today announced that it successfully completed the sale of the assets of the aluminum wheels business in its Auto Parts sector (Hayes Wheels Aluminio, S.A. de C.V.) to Hayes Lemmerz International, Inc. ("Hayes Lemmerz"), while acquiring Hayes Lemmerz's participation in Hayes Wheels Acero, S.A. de C.V. (Steel Wheels). This transaction also marks the conclusion of the Company's association with Hayes Lemmerz International, Inc.

This transaction will result in an extraordinary expense of approximately US$ 15 million, which will be reflected in 2003 results, since the sale is for less than book value. Desc's cash flow is expected to immediately benefit from this transaction since Hayes Wheels Aluminio, S.A. de C.V. was operating at a loss, thus this loss is expected will be compensated in the 2004 period.

The revenues from this transaction will mainly be used to decrease debt between the business and Desc and to fortify Desc's financial structure.

This transaction is further evidence of Desc's commitment to recovering its profitability levels as soon as possible, and is in line with the Company's strategic and its focus on its main businesses.

Desc, S.A. de C.V. is one of Mexico's largest industrial groups with sales of approximately US$ 2 billion during 2002, and over 16,000 employees. Through its subsidiaries, the Company is a leading operator in the Autoparts, Chemical, Food and Real Estate Sectors.

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  This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.
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

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        Desc, S.A. de C.V.
                                         (Registrant)



Date:    January 16, 2004               By   /s/ Arturo D'Acosta Ruiz
-----------------------------                -----------------------------------
                                             Name:   Arturo D'Acosta Ruiz
                                             Title:  Chief Financial Officer